SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 7, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/S/ CLIVE BURNS
Clive Burns
Head of Secretariat

Prudential plc Annual General Meeting - 2010

- Results of Annual General Meeting held on 7 June 2010

Prudential plc (the “Company”) announces that at its Annual General Meeting (“AGM”) held earlier today, Resolutions 1 to 10, and 12 - 14 as ordinary resolutions and Resolutions 15 to 17 as special resolutions were duly passed and the results of the polls are as follows. Resolution 11 relating to the final dividend of 13.56p per ordinary share of the Company for the year ended 31 December 2009 was not required, as a second interim dividend of the same amount was paid on 27 May 2010.

	RESOLUTION	VOTES FOR	% OF VOTES CAST	VOTES AGAINST	% OF VOTES CAST	VOTES CAST IN TOTAL	TOTAL VOTES CAST AS A % OF ISSUED SHARE CAPITAL *	VOTES WITHHELD

1.	To receive the Directors’ Report and the Financial Statements for the year ended 31 December 2009	1,645,128,809	99.82	2,939,683	0.18	1,648,068,492	64.91%	20,028,493

2.	To approve the Directors’ Remuneration Report for the year ended 31 December 2009	1,531,132,739	94.00	97,668,288	6.00	1,628,801,027	64.15%	37,231,924

3.	To re-elect Mr M W O Garrett as a director	1,632,917,125	99.07	15,319,514	0.93	1,648,236,639	64.92%	19,816,879

4.	To re-elect Mrs B A Macaskill as a director	1,644,075,954	99.75	4,183,767	0.25	1,648,259,721	64.92%	19,799,889

5.	To re-elect Mr C P Manning as a director	1,638,457,887	99.41	9,803,370	0.59	1,648,261,257	64.92%	19,796,073

6.	To re-elect Mr B L Stowe as a director	1,636,394,108	99.41	9,734,808	0.59	1,646,128,916	64.83%	19,799,673

7.	To elect Mr N A Nicandrou as a director	1,610,928,435	97.75	37,128,537	2.25	1,648,056,972	64.91%	19,959,870

8.	To elect Mr R A Devey as a director	1,636,098,664	99.27	12,023,095	0.73	1,648,121,759	64.91%	19,934,428

9.	To re-appoint KPMG Audit Plc as auditor	1,635,140,815	99.20	13,192,756	0.80	1,648,333,571	64.92%	19,716,084

10.	To authorise the directors to determine the amount of the auditor’s remuneration	1,635,843,306	99.24	12,465,643	0.76	1,648,308,949	64.92%	19,735,329

11.	To declare a final dividend of 13.56 pence per ordinary share of the Company for the year ended 31 December 2009	N/A	N/A	N/A	N/A	N/A	N/A	N/A

12.	Renewal of authority to make political donations	1,617,957,348	98.36	26,974,988	1.64	1,644,932,336	64.79%	23,096,701

13.	Renewal of authority to allot ordinary shares	1,508,878,005	91.64	137,605,099	8.36	1,646,483,104	64.85%	21,515,895

14.	Renewal of additional authority to allot ordinary shares for rights issues	1,126,303,512	68.39	520,643,300	31.61	1,646,946,812	64.87%	21,039,791

15.	Renewal of authority for disapplication of pre-emption rights	1,611,940,655	98.08	31,550,064	1.92	1,643,490,719	64.73%	24,474,924

16.	Renewal of authority for purchase of own shares	1,640,226,692	99.51	8,066,298	0.49	1,648,292,990	64.92%	19,764,663

17.	Notice for general meetings	1,585,112,719	96.29	61,104,005	3.71	1,646,216,724	64.84%	21,844,329

*	As at the date of the AGM, the number of issued shares of the Company was 2,539,013,008 ordinary shares, which was the total number of shares entitling the holders to attend and vote for or against all resolutions at the AGM. In accordance with the Company’s Articles of Association, on a poll every member present in person or by proxy will have one vote for every share held.

There was no share entitling the holder to attend and vote only against the resolutions at the AGM. Votes withheld are not votes in law and therefore have not been counted in the calculation of the proportion of the votes for and against a resolution. The Principal Share Registrar of the Company, Equiniti Limited, was appointed as a scrutineer for vote-taking at the AGM.

Document regarding Resolutions passed at the AGM on 7 June 2010

Two copies of all resolutions passed at the AGM on 7 June 2010 have, pursuant to Listing Rule 9.6.2 of the UK Listing Rules, been submitted to the UK Listing Authority and will shortly be made available via the UK Listing Authority’s Document Viewing Facility, situated at the Document Disclosure Team, UK Listing Authority, The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Name of contact and telephone number for queries

Jennie Webb, Share Plans Administrator, 020 7548 2027

Name and signature of authorised company official responsible for making this notification

Clive Burns, Head of Secretariat, 020 7548 3805

Date of Notification

7 June 2010

Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America